UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **:** ***March 3, 2005***



Richardson Electronics
Engineered Solutions

RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	*0-12906*	*36-2096643*
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois	*60147-0393*
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: *(630) 208-2200*

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

For Immediate Release

For Details, Please Contact:

Ed Richardson

Chairman and Chief Exective Officer
Richardson Electronics, Ltd.

Phone: (630)208-2340
E-mail: info@rell.com

Dario Sacomani

Senior Vice President and Chief Financial Officer
Richardson Electronics, Ltd.

Item 2.05 Costs Associated with Exit or Disposal Activities
  See Item 7.01

Item 7.01 Regulation FD Disclosure

Richardson Electronics Announces Preliminary
Third Quarter Sales and Restructuring Charges

LaFox, IL, Thursday March 3, 2005: Richardson Electronics, Ltd. (NASDAQ: RELL) today announced preliminary sales for the third quarter of fiscal 2005, which ended February 26, 2005. Sales in the quarter are expected to be approximately $142 million, which would represent an 11% increase over the prior year's third quarter.

In an effort to accelerate the Company's transition towards becoming a premier provider of engineered solutions and improve operating efficiency throughout the organization, the Company implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce. The Company expects to record restructuring charges of approximately $2 million in the third quarter, primarily associated with severance costs. Annualized savings from the restructuring are anticipated to bring selling, general and administrative expenses to approximately 20% of sales, in line with the Company's objective.

The Company plans to report third quarter results after market close on March 23, 2005 with a conference call the following day. Call details will be provided later this month.

This release includes certain "forward-looking" statements as defined by the SEC. Statements in this press release regarding the Company's business which are not historical facts represent "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's annual report on form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

About Richardson Electronics

Richardson Electronics, Ltd. is a global provider of "engineered solutions," serving the RF and wireless communications, industrial power conversion, security and display systems markets. The Company delivers engineered solutions for its customers' needs through product manufacturing, systems integration, prototype design and manufacture, testing and logistics. Press announcements and other information about Richardson are available on the World Wide Web at http://www.rell.com/investor.asp.


SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


RICHARDSON ELECTRONICS, LTD.


Date: _**March 3, 2005**_   By: **/s/ _DARIO SACROMANI_**

                                   Name: Dario Sacromani
                                   Title: Senior Vice President and
                                            Chief Financial Officer